Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2018

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2018 will be held at V-Continent Wuzhou Hotel, No. 8, North 4th Circle, Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 13 June 2019 at 9 a.m. to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2018;

2.	To consider and approve the report of the supervisory committee of the Company for the year 2018;

3.	To consider and approve the financial report of the Company for the year 2018;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2018 in the amount and in the manner recommended by the Board;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2019;

6.

To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2019 and to authorise the Board to determine their remuneration;

7.	To consider and approve the election and appointment of Mr. Zhang Wei and Mr. Jiao Fangzheng as directors of the Company;

8.	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board;

SPECIAL RESOLUTIONS

9.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)

The Board be and is hereby granted an unconditional general mandate to determine and deal with the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB150 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board.

(b)

The Board be and is hereby authorized to determine and approve the category, specific types, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ general meeting, specific placing arrangements and underwriting arrangements.

(c)

The Board be and is hereby authorized to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bond holders and handling relevant issues on issue and trading activities).

(d)	Where the Board has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(e)

The Board be and is hereby authorized to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ general meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ general meeting as required by the relevant laws, regulations and the Articles of Association.

(f)	The Board be and is hereby authorized to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments.

(g)

In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorized to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

(h)

the Board be and is hereby authorized to further authorize the chief financial officer of the Company to exercise all such power granted to the Board by reference to the specific needs of the Company and other market conditions, subject to the approval and authorization of sub-paragraphs (a) to (g) of this resolution at the annual general meeting.

(i)

For the purpose of information disclosure, the secretary to the Board is authorized to approve, sign and distribute relevant announcements, notice of shareholders’ general meeting, circulars and other documents pursuant to the applicable listing rules of the stock exchanges on which the shares of the Company are listed.

(j)	The period of the issuance of debt financing instruments commences from the passing of the mandate at this annual general meeting and ends on the 2019 annual general meeting of the Company.”

10.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)

Subject to paragraph (b) below, relevant laws and regulations, the regulatory rules of the places where the Company is listed and the articles of association of the Company, the Board be and is hereby granted an unconditional general mandate to separately or concurrently issue additional domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company in accordance with the status quo of the market during the relevant period, including to decide on the class and number of Shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of Shares to be issued to existing shareholders of the Company, and use of proceeds; to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)

The number of the domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with the general mandate in paragraph (a) above shall not exceed 20% of each of existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of passing of this resolution at this annual general meeting.

(c)

The Board may make any proposals, enter into any agreements or grant any share options or conversion rights which require or may require the exercise, after the expiry of the relevant period of this mandate, of the power mentioned above.

(d)

For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the 2018 annual general meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the 12-month period following the passing of this resolution at the 2018 annual general meeting; and (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(e)

The Board be and is hereby authorised to increase the registered share capital and make such amendments to the articles of association of the Company in due course as it thinks fit so as to reflect the new capital structure and the new registered share capital of the Company by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the actual status of the capital structure of the Company after completion of such issuance.

(f)

The Board be and is hereby authorised to execute and do or procure to be executed and done, all such things as it may consider necessary in connection with the issue of such shares under the general mandate so long as the same does not contravene laws, regulations, regulatory rules of the places where the Company is listed, or the articles of association of the Company.

(g)

The Board will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, or the listing rules of the stock exchanges on which the shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and other relevant PRC government authorities are obtained.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

26 April 2019

Notes:

1.

Important: You should first review the annual report of the Company for the year 2018 before appointing a proxy. The annual report for the year 2018 is expected to be despatched to the shareholders of the Company (the “Shareholders”) on or before 30 April 2019 to the addresses as shown in the register of members of the Company. The annual report for the year 2018 will include the ordinary resolutions (1) to (4) above for review by the Shareholders.

2.

The register of members of H Shares of the Company will be closed from Saturday, 11 May 2019 to Thursday, 13 June 2019 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 10 May 2019. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Saturday, 11 May 2019 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Computershare Hong Kong Investor Services Limited

Shops 1712–1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

3.

Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2018, which is expected to be despatched to the Shareholders on or before 30 April 2019.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Computershare Hong Kong Investor Services Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.

Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the secretariat of the Board on or before Thursday, 23 May 2019 by hand, by post or by fax.

7.

This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 2622

Fax: (8610) 6209 9557

9.

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Liu Hongbin and Mr. Duan Liangwei as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.